Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 14, 2022 by and between HFE Holdings Limited and Heng Fai Ambrose Chan (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of common shares, $0.001 par value per share, of Alset EHome International Inc. Each Party hereto agrees that the Schedule 13D, dated February 14, 2022, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated: February 14, 2022	By:	/s/ Heng Fai Ambrose Chan
Heng Fai Chan

HFE Holdings Limited

Dated: February 14, 2022	By:	/s/ Heng Fai Ambrose Chan
Director